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04017454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 33753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First New York Securities, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Friedman 212-848-0600
(Area Code- Telephone Number)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PS
3/25

OATH OR AFFIRMATION

I, Michael Friedman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities, LLC and Subsidiaries, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Manager

Title

KATHY A. PASQUALE
Notary Public, State of New York
No. 01PA5052830
Qualified in New York County
Certificate Filed in New York County
Commission Expires Dec. 4, 19 2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

**FIRST NEW YORK SECURITIES L.L.C.
AND SUBSIDIARIES**

**REPORT PURSUANT TO RULE 17a-5(d)
AND REGULATION 1.10**

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in Members' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 23, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 234,171
Receivable from Brokers	187,575,087
Securities Owned, at market value	317,343,043
Secured Demand Notes (market value of collateral $8,424,596)	7,750,000
Investments in and Receivables from Affiliated Investment Partnerships	8,258,614
Other	4,357,453
Total Assets	$525,518,368
LIABILITIES	
Liabilities:	
Securities sold, not yet purchased, at market value	$244,858,486
Accrued expenses and other liabilities	34,390,238
	279,248,724
Commitments	
Minority Interest in Subsidiary	19,418
Members' Equity Subject to Mandatory Redemption	238,500,226
Subordinated Liabilities	7,750,000
Total Liabilities	$525,518,368

See Notes to Consolidated Financial Statements

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2003

Revenue:	
Net gain from principal transactions	$162,495,800
Commissions	20,869,220
Management fees	2,372,486
Interest and dividends	12,887,882
Income from investments in affiliated investment partnerships	4,306,109
Total revenue	202,931,497
Expenses:	
Compensation and benefits	93,339,955
Quarterly discretionary compensation to Members	15,600,000
Floor brokerage, commissions and clearing fees	25,931,094
Communications	6,650,501
Occupancy	4,170,722
Consulting and other professional fees	6,637,880
Interest	4,289,991
Other	9,652,001
Total expenses	166,272,144
Income before provision for income taxes and minority interest in income of subsidiary	36,659,353
Provision for income taxes:	
Current	404,849
Deferred	21,080
Total net provision for income taxes	425,929
Net income before minority interest in income of subsidiary	36,233,424
Minority interest in income of subsidiary	(16,418)
Net income	$ 36,217,006

See Notes to Consolidated Financial Statements

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2003	
Members' equity at December 31, 2002	$200,402,223
Net income	36,217,006
Members' capital contributions	18,849,422
Members' capital withdrawals	(16,968,425)
Reclassification to members' equity subject to mandatory redemption	(238,500,226)
Members' equity at December 31, 2003	$ - 0 -

See Notes to Consolidated Financial Statements

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2003

Subordinated liabilities at January 1, 2003	$ 8,645,000
Increases - secured demand note collateral agreements	2,400,000
Decreases - secured demand note collateral agreements	(3,295,000)
Subordinated liabilities at December 31, 2003	$ 7,750,000

See Notes to Consolidated Financial Statements

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 36,217,006
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,903,066
Minority interest in subsidiary	19,418
Share of income from investments in affiliated investment partnerships	(4,306,109)
(Increase) decrease in operating assets:	
Receivable from brokers	(5,622,988)
Securities owned, at market value	(96,037,258)
Receivables from affiliated investment partnerships	20,591
Other assets	(610,514)
Increase in operating liabilities:	
Securities sold, not yet purchased, at market value	62,511,061
Accrued expenses and other liabilities	1,168,206
Net cash used in operating activities	(4,737,521)
Cash flows from investing activities:	
Contributions to affiliated investment partnerships	(2,050,000)
Withdrawals from affiliated investment partnerships	5,510,720
Purchases of furniture, fixtures and equipment	(806,309)
Net cash provided by investing activities	2,654,411
Cash flows from financing activities:	
Proceeds from contributions of capital	18,849,422
Payments for withdrawals of capital	(16,702,759)
Net cash provided by financing activities	2,146,663
Net increase in cash	63,553
Cash at beginning of year	170,618
Cash at end of year	$ 234,171

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 3,959,158
Income taxes	$ 1,065,975

Supplemental schedule of noncash financing activity:

Decrease in subordinated liabilities and secured demand notes	$ 895,000

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Capital Corp., FNY Properties Corp., FNY Capital L.L.C., FNY Management, L.L.C. and First New York Securities Limited (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in income.

Investments in affiliated investment partnerships aggregating approximately $8,236,000 have been valued at the Company's share of the net asset values as reported by the limited partnerships.

Deferred income taxes represent the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The principal component of deferred income taxes represents unrealized appreciation/depreciation related to investments in limited partnerships held by FNY Capital Corp.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its Members on their individual tax returns. FNYS is subject to New York City unincorporated business tax and foreign income taxes in connection with its London branch office and subsidiary.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the period. Gains or losses resulting from foreign currency transactions are included in net income.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM BROKERS:

The clearing and depository operations for the Company's security transactions are provided substantially by Bear Stearns Securities Corp., which is a member of major securities exchanges. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2003, substantially all of the securities owned, securities sold, not yet purchased, and the receivable from brokers reflected in the consolidated statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. MEMBERS' EQUITY SUBJECT TO MANDATORY REDEMPTION:

Pursuant to the membership operating agreement, a Member's interest will be redeemed in the event of the death of such Member. Therefore, Members' equity is reclassified as a liability on the consolidated statement of financial condition according to Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*.

5. SUBORDINATED LIABILITIES:

Liabilities subordinated to the claims of general creditors have been approved by the NASD for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
February 1, 2004	6.5%	$2,400,000
February 28, 2004	7	900,000
March 1, 2004	7	1,950,000
March 31, 2004	7	900,000
August 31, 2004	4	1,600,000
		$7,750,000

Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, FNYS meets the SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

6. RELATED PARTY TRANSACTIONS:

FNY Capital Corp. and FNY Capital L.L.C. are the general partners in five affiliated investment partnerships. FNY Management, L.L.C., a majority owned subsidiary of FNYS, receives management fees from these affiliated partnerships. FNYS also invests in various affiliated investment partnerships. The Company conducts certain securities transactions for these partnerships and, accordingly, earns commissions. During 2003, the Company earned commission revenue of approximately $9,537,000 from affiliated partnerships.

7. EMPLOYEE BENEFIT PLAN:

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees subject to certain minimum age and length-of-service requirements.

8. NET CAPITAL REQUIREMENT:

FNYS is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, FNYS had net capital of $158,374,270, which exceeded the requirement by $156,248,719.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$8,503,139
Liabilities	8,892,089
Members' equity (deficiency)	$ (388,950)

9. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as currency forward contracts, futures contracts, swaps, equity and index options. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value and any change in fair value is reflected in the accompanying consolidated statement of income as gain or loss

as it occurs. Commodity futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

10. COMMITMENTS:

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through September 2007. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,	
2004	$ 3,526,275
2005	3,370,650
2006	3,336,853
2007	1,872,582
	$12,106,360

Rent expense for the year ended December 31, 2003 aggregated approximately $3,741,000.

The Company has an available line of credit with a bank in the amount of $2,500,000 which expires in June 2004. At December 31, 2003, the Company has not drawn upon the line of credit.

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 (parent company only)

Year ended December 31, 2003

Credits:	
Members' equity subject to mandatory redemption	$238,500,226
Subordinated liabilities	7,750,000
Total capital and allowable credits	246,250,226
Debits:	
Nonallowable assets:	
Investments in and receivables from subsidiaries	5,875,493
Investments in and receivables from affiliated investment partnerships	1,643,735
Other assets	3,399,173
Commodities futures contracts capital charges	456,770
	11,375,171
Net capital before haircuts on securities positions	234,875,055
Less haircuts on securities positions	76,500,785
Net capital	158,374,270
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $31,883,270, or $250,000	2,125,551
Excess net capital	$156,248,719
Aggregate indebtedness - accrued expenses and other liabilities	$ 31,883,270
Ratio of aggregate indebtedness to net capital	.20 to 1

No material differences exist between the above computation and the computation included in FNYS's corresponding unaudited Form X-17-5 Part IIA filing.

See Notes to Consolidated Financial Statements

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

December 31, 2003

Amount required to be segregated	**NONE**
Total amount segregated	**NONE**
Excess funds in segregation	**NONE**